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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Coughlin                          Paul                 J
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   (Last)                            (First)              (Middle)

   c/o CoMac Partners, L.P. 1 Greenwich Office Park
--------------------------------------------------------------------------------
                                    (Street)
   Greenwich                         CT                     06831
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   (City)                            (State)                (Zip)
________________________________________________________________________________
2.   Date of Event Requiring Statement (Month/Day/Year)

     August 1, 2000
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Issuer Name and Ticker or Trading Symbol

     Southern Mineral Corporation (SMOP.OB)
________________________________________________________________________________
5.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [X]  Director                             [X]  10% Owner
     [ ]  Officer (give title below)           [ ]  Other (specify below)
________________________________________________________________________________
6.   If Amendment, Date of Original (Month/Day/Year)
________________________________________________________________________________
7.   Individual or Joint/Group Filing  (Check applicable line)

     [ ]  Form Filed by One Reporting Person
     [X]  Form Filed by More than One Reporting Person

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             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr. 5)
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

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
                                                                          (Over)

              Table II -- Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                        5. Owner-
                                                    3. Title and Amount of Securities                      ship
                                                       Underlying Derivative Security                      Form of
                         2. Date Exercisable           (Instr. 4)                                          Derivative
                            and Expiration Date     ---------------------------------    4. Conver-        Security:
                            (Month/Day/Year)                               Amount           sion or        Direct      6. Nature of
                         ----------------------                            or               Exercise       (D) or         Indirect
                         Date       Expira-                                Number           Price of       Indirect       Beneficial
1. Title of Derivative   Exer-      tion                                   of               Derivative     (I)            Ownership
   Security (Instr. 4)   cisable    Date            Title                  Shares           Security       (Instr. 5)     (Instr. 5)
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

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6.875% Convertible          8/29/00  N/A            Common Stock, par      659,814       N/A (8)              I          (2)(3)
subordinated Debentures(1)  (1)                     value $0.01
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6.875% Convertible          8/29/00  N/A            Common Stock, par      883,433       N/A (8)              I          (2)(4)
subordinated Debentures(1)  (1)                     value $0.01

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6.875% Convertible          8/29/00  N/A            Common Stock, par      105,138       N/A (8)              I          (2)(5)
subordinated Debentures(1)  (1)                     value $0.01

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6.875% Convertible          8/29/00  N/A            Common Stock, par      1,840         N/A (8)              I          (2)(6)
subordinated Debentures(1)  (1)                     value $0.01

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6.875% Convertible          8/29/00  N/A            Common Stock, par      69,018        N/A (8)              I          (7)
subordinated Debentures(1)  (1)                     value $0.01

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====================================================================================================================================
Reminder: report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

See Attachment


/s/ Paul J. Coughlin                                           8/10/00
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

*  If the form is filed by more than one reporting person, see Instruction
   5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal
   Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

                              Attachment to Form 3

                             Joint Filer Information
Name:         Christopher M. Mackey

Address:      1 Greenwich Office Park
              Greenwich, CT  06831

Designated Filer:          Paul J. Coughlin

Issuer & Ticker Symbol:    Southern Mineral Corporation (SMOP.OB)

Date of Event
Requiring Statement:       August 1, 2000

Signature:

By:               /s/ Christopher M. Mackey
                  -------------------------

                             Joint Filer Information

Name:         CoMac Advisers, Inc.

Address:      1 Greenwich Office Park
              3rd Floor
              Greenwich, CT  06831

Designated Filer:          Paul J. Coughlin

Issuer & Ticker Symbol:    Southern Mineral Corporation (SMOP.OB)

Date of Event
Requiring Statement:       August 1, 2000

Signature:

COMAC ADVISERS, INC.


By:               /s/ Paul J. Coughlin
              ------------------------
              Name: Paul J. Coughlin
              Title: Authorized Signatory

                                    Footnotes

Designated Filer:          Paul J. Coughlin

Issuer and Ticker Symbol:  Southern Mineral Corporation (SMOP.OB)

Date of Event
Requiring Statement:       August 1, 2000

                                    Footnotes

1. On August 1, 2000, the Plan of Reorganization (the "Plan") of Southern Mineral Corporation (the "Company") became effective (the "Effective Date"). Pursuant to the Plan, Common Stock will be issued to the holders of the Company's 6.875% Convertible Subordinated Debentures within 20 business days of the Effective Date. In connection therewith, Common Shares ("Shares") of the Company are expected to be issued to Carol Ann Coughlin (Mr. Coughlin's spouse) and CoMac Partners, L.P., a Delaware limited partnership, CoMac Endowment Fund, L.P., a Delaware limited partnership, CoMac International N.V., a Netherlands Antilles corporation and CoMac Opportunities Fund, L.P., a Delaware limited partnership (collectively, the "Funds") in respect of the 6.875% Convertible Subordinated Debentures held by Ms. Coughlin and the Funds. See Notes (2)-- (7). Mr. Coughlin was also appointed to the Company's Board of Directors pursuant to the Plan.

2. Shares held by the Funds. See Notes (3)-- (7). Messrs. Coughlin and Mackey are executive officers, directors and shareholders of CoMac Advisers, Inc., a Delaware corporation ("Advisers Inc."), which is the sole general partner of CoMac Associates, L.P., a Delaware limited partnership ("Advisers LP"). Advisers LP is the sole general partner of CoMac Partners, L.P. Advisers Inc. is the sole general partner of CoMac Opportunities Fund, L.P. and CoMac Endowment Fund, L.P. Messrs. Coughlin and Mackey are members of the supervisor board of directors of CoMac International, N.V. and are executive officers, directors and shareholders of CMS Advisers, Inc., a Delaware corporation, the investment adviser to CoMac International N.V. Pursuant to Instruction 5(iv) to Form 3, the entire amount of the securities held by the Funds are reported. Mr. Mackey, Mr. Coughlin and Advisers Inc. each disclaim beneficial ownership of such securities, except to the extent of their respective actual pecuniary interest in such securities.

3.            Shares held directly by CoMac Partners, L.P. See Note 2 above.

4. Shares held directly by CoMac Endowment Fund, L.P. See Note 2 above.

5.            Shares held directly by CoMac International N.V. See Note 2 above.

6. Shares held directly by CoMac Opportunities Fund, L.P. See Note 2 above.

Designated Filer:          Paul J. Coughlin

Issuer and Ticker Symbol:  Southern Mineral Corporation (SMOP.OB)

Date of Event
Requiring Statement:       August 1, 2000

                              Footnotes (continued)

7.            Shares held directly by Mr. Coughlin's spouse. Mr. Mackey, Mr.
              Coughlin and Advisers Inc. each disclaim beneficial ownership of such securities, except to the extent of their respective actual pecuniary interest in such securities.

8. Shares to be issued pursuant to the Plan in exchange for previously existing debt.


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